EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Six Months Ended June 30,	Year Ended
	2018	2017	2016	2015	2014	2013
Earnings
Income before income taxes	$115,673	$163,481	$230,372	$167,289	$121,980	$53,531
Less: Income (loss) from equity investees	(2,303)	(8,795)	15,601	3,443	1,180	1,274
Pre-tax income before equity investees	117,976	172,276	214,771	163,846	120,800	52,257
Plus: Fixed charges	26,192	47,086	40,180	28,885	17,736	2,042
Less: Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	—	—	113	132	(2)	82
Earnings for Computation	$144,168	$219,362	$254,838	$192,599	$138,538	$54,217

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$26,192	$47,086	$40,180	$28,885	$17,736	$2,042
Total Fixed Charges	$26,192	$47,086	$40,180	$28,885	$17,736	$2,042

Ratio of Earnings to Fixed Charges	5.50	4.66	6.34	6.67	7.81	26.55